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                                                                     Exhibit 3.2

                            ARTICLES OF AMENDMENT TO
                       THE AMENDED AND RESTATED CHARTER OF
                            PACER INTERNATIONAL, INC.

         Pursuant to the provisions of Section 48-20-103 of the Tennessee Business Corporation Act, the undersigned corporation adopts the following articles of amendment to its charter:

         1.  The name of the corporation is:  Pacer International, Inc.

         2.  The text of each amendment adopted is:

         The first three paragraphs, for greater certainty ending with the words "par value of one cent ($.01) ("Preferred Stock")," of Article 5 are deleted in their entirety and replaced with the following:

             5. Authorized Shares. The Corporation shall have authority, acting by its board of directors, to issue not more than one hundred fifty-one million (151,000,000) shares divided into classes as follows:

                  (a) One hundred and fifty million (150,000,000) shares shall be shares of common stock, each with a par value of one cent ($.01) ("Common Stock"). All shares of Common Stock shall be one and the same class and when issued shall have equal rights of participation in dividends and assets of the Corporation and shall be non-assessable. Each outstanding share of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. There shall be no cumulative voting of the Common Stock of the Corporation.

                  (b) One million (1,000,000) shares shall be shares of preferred stock, each with a par value of one cent ($.01) ("Preferred Stock").

         3. The amendment was duly adopted by the stockholders of the corporation on June 6, 2002.


Date:      June 7, 2002

Pacer International, Inc.


By:    /c/ Donald C. Orris
   --------------------------------------
       Name:  Donald C. Orris
       Title:  Chief Executive Officer